Monday, December 9, 2013

Mr. Brian Cascio

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

RE: Attune RTD

Form 10-K for the Year Ended December 31, 2012

Filed April 8, 2013

File No. 000-54518

Dear Mr. Cascio:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2013, setting forth comments to the annual report Form 10-K for the year ended December 31, 2012 (the “10-K”), filed by Attune RTD (the “Company”) on April 8, 2013. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please file an amendment to your Form 10-K, which includes the full text of Item 8 of Form 10-K, to address the following. The amendment should also include currently dated certifications under Item 601(31) and 601(32) of Regulation S-K.

●	Because you are a development stage enterprise and your financial statements present cumulative data from inception, auditor association with cumulative amounts from inception is required. However, we see that the scope and opinion paragraphs of the audit report do not cover the entire period from inception to December 31, 2012. Accordingly, please have your auditor revise its audit report so that the scope and opinion paragraphs cover the entire period from inception to December 31, 2012.

●	Further, we see as part of their report, your current auditor refers to a predecessor auditor who audited your financial statements from inception to December 31, 2009. If your current auditor elects to refer to the report of the predecessor auditor, the report of the predecessor auditor must be included in your filing. Accordingly, please have the predecessor auditor re-issue its report on the cumulative amounts from inception to December 31, 2009. Alternatively, your current auditor may assume responsibility for the cumulative disclosures from inception and delete the references to the predecessor auditor.

3111 tahquitz canyon way

palm springs, ca 92263

P 855.274.6928

www.attunertd.com

Response: We are in communications with the predecessor auditor Salberg & Company, P.A., to resolve the above comment. The Company has provided Salberg & Company, P.A. with a copy of this disclosure. Based on information provided by predecessor auditor, the Company believes it will file an amended response to its annual report on Form 10-K for the year ended December 31, 2012 on or before December 30, 2013, to include the report of our predecessor auditor.

Item 9A. Controls and Procedures, page 16

2.	Please amend your filing to revise Item 9A to also include the company’s conclusions regarding disclosure controls and procedures in accordance with Item 307 of Regulation S-K and Exchange Act Rule 13a-15. The amendment should present the full text of Item 9A, including the disclosures required by both Items 307 and 308 of Regulation S-K.

Response: We will file the below amended response to revise Item 9A set forth in our annual report Form 10-K for the year ended December 31, 2012 on or before December 30, 2013:

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as the Securities and Exchange Commission (“SEC”) defines such term. We have designed these controls and procedures to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this annual report on Form 10-K, is recorded, processed, summarized, and reported within the periods specified in the SEC’s rules and forms. We have also designed our disclosure controls to provide reasonable assurance that such information is accumulated and communicated to the Chief Executive Officer, as appropriate, to allow them to make timely decisions regarding our required disclosures.

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our Company’s disclosure controls and procedures, including the accumulation and communication of disclosures to the Company’s Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure, were not effective as of this date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Based on this evaluation, we have concluded that there are material weaknesses in our disclosure controls and procedures and they were not effective for the following reasons:

1.	We do not have an Audit Committee – While not being legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is an utmost important entity level control over our company’s financial statement. Currently the Board of Directors acts in the capacity of the Audit Committee, and does not include a member that is considered to be independent of management to provide the necessary oversight over management’s activities.

2.	We did not maintain appropriate cash controls – As of December 31, 2012, our company has not maintained sufficient internal controls over financial reporting for the cash process, including failure to segregate cash handling and accounting functions, and did not require dual signature on our company’s bank accounts. Alternatively, the effects of poor cash controls were mitigated by the fact that our company had limited transactions in their bank accounts.

3.	We did not implement appropriate information technology controls – As of December 31, 2012, our company retains copies of all financial data and material agreements; however there is no formal procedure or evidence of normal backup of our company’s data or off-site storage of data in the event of theft, misplacement, or loss due to unmitigated factors.

4.	Due to our relatively small size, we do not have segregation of duties which is a deficiency in our disclosure controls. We are currently working on acquiring certain resources to cure this deficiency.

3111 tahquitz canyon way

palm springs, ca 92263

P 855.274.6928

www.attunertd.com

Accordingly, our company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by our company’s internal controls.

As a result of the material weaknesses described above, management has concluded that our company did not maintain effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. As a result of its review, management identified a material weakness in the internal control over financial reporting as described above. Based on this evaluation, our management concluded that, as of December 31, 2012, our internal control over financial reporting was not effective. Management acknowledges that as a smaller reporting entity, it is difficult to have adequate accounting staff to perform appropriate additional reviews of the financial statements.

3111 tahquitz canyon way

palm springs, ca 92263

P 855.274.6928

www.attunertd.com

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation we conducted of the effectiveness of our internal control over financial reporting as of December 31, 2012, that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management’s report in this annual report.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (760) 406-1146.

/s/ Thomas Bianco
Thomas Bianco
Chief Financial Officer

3111 tahquitz canyon way

palm springs, ca 92263

P 855.274.6928

www.attunertd.com